Exhibit 99.1

São Paulo, Brazil, March 8th, 2020 – XP Inc. (Nasdaq: XP), a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil, announces its responses (in English and Portuguese versions) to the assertions made by “The Winkler Group” in its report dated March 6, 2020.

São Paulo, Brasil, 8 de março de 2020 – XP Inc. (Nasdaq: XP), principal plataforma independente de serviços financeiros do Brasil e que oferece serviços e produtos a baixo custo por meio de soluções tecnológicas, anuncia suas respostas (em inglês e português) às inferências feitas pelo “The Winkler Group” em seu relatório de 6 de março de 2020.

Last Friday, March 6, we became aware of a “report” published by Nick Winkler of The Winkler Group, entitled “Brazil’s Charles Schwab: XP Inc.’s Internal Audits Conflict With Its IPO Prospectus.” We should note at the outset that The Winkler Group is not an equity research firm but is instead an investor who claims to have a short position in XP Inc. shares (and would therefore benefit from a drop in the price of our shares).

We reject The Winkler Group report’s allegations. We achieved our goals through hard work and dedication, and did not take any shortcuts.

The report is full of errors along with points that are immaterial and/or irrelevant. For example, the report demonstrates a lack of knowledge about the different accounting rules (Bacen GAAP – Brazilian Central Bank standards versus IFRS – international financial reporting standards) and uses inappropriate comparisons (XP CCTVM individual balance sheet – our broker-dealer entity versus the XP group’s Prudential Conglomerate consolidated balance sheet – which includes other XP subsidiaries).

Notwithstanding the basic errors in The Winkler Group’s report, we believe it is important to respond to each claim in the report in the spirit of complete transparency with our various stakeholders.

You can contact the Investor Relations team by e-mail at ir@xpi.com.br with any questions.

Na última sexta-feira, 6 de março, a Companhia tomou conhecimento de um “relatório” assinado por Nick Winkler, do The Winkler Group, intitulado “Brazil’s Charles Schwab: XP Inc.’s Internal Audits Conflict With Its IPO Prospectus”. Cabe ressaltar, de início, que o “The Wrinkler Group” não é uma empresa de análise (equity research), e trata-se de um investidor que afirma estar com uma posição vendida em ações da XP Inc. (logo com interesse que elas se desvalorizem).

Nós refutamos as alegações do relatório do “The Winkler Group”. Nossos objetivos foram alcançados com muito trabalho e dedicação, sem cortar caminhos.

O relatório contém diversos erros e possui pontos que são imateriais e/ou irrelevantes. A título de exemplo, o relatório demonstra um desconhecimento sobre as diferentes regras contábeis (Bacen GAAP – padrão contábil do Banco Central vs. IFRS – padrão contábil internacional) e comparações inadequadas (Balanço da XP CCTVM, que é a corretora de valores, com o Balanço do Conglomerado Prudencial, que inclui outras empresas do grupo).

Não obstante os erros existentes no relatório do “The Winkler Group”, entendemos ser apropriado responder prontamente a cada alegação visando total transparência com nossos diversos stakeholders.

A área de Relações com Investidores está à disposição para sanar eventuais dúvidas adicionais pelo e-mail: ir@xpi.com.br.

1. XP restated EPS figures multiple times just ahead of its IPO

The EPS figures included in our financial statements in our Form F-1 used in our IPO are correct. Please see Annex A for a more detailed explanation.

Os valores do EPS nas nossas demonstrações financeiras que se tornaram públicas por meio do arquivamento do F-1 (documento relativo ao processo de IPO) estão corretos. Veja anexo A para explicação mais detalhada.

2. XP’s contradictory financial statements reveal it may be overstating the value of its core asset by R$44 million

This statement is incorrect. The Winkler Group calculated the R$44 million difference by comparing the accounting balances of separate financial statements that have been prepared pursuant to different accounting rules (Bacen GAAP (Brazilian Central Bank standards) versus IFRS (international financial reporting standards)). Please see Annex B for a more detailed explanation.

A afirmação está incorreta. O Winkler Group chegou na diferença de R$44 milhões comparando saldos contábeis de demonstrações financeiras que seguem diferentes princípios contábeis (IFRS (parâmetros internacionais) vs. Banco Central do Brasil – BACEN GAAP). Veja anexo B para explicação mais detalhada.

3. XP’s internal audits reveal a R$38 million discrepancy in the annual revenue reported in one audit versus the following year’s audit of its core asset

and

4. XP’s internal audits reveal a R$167 million discrepancy in the annual cash flow from operations reported in one audit versus the following year’s audit of its core asset

These statements are incorrect. The Winkler Group compared the individual balance sheet of XP CCTVM, our broker-dealer entity in Brazil, with the consolidated balance sheet of the XP group’s Prudential Conglomerate, which includes other XP subsidiaries. Please see Annex C for a more detailed explanation.

Em ambos os casos a afirmação está incorreta. O Winkler Group comparou saldos contábeis de demonstrações financeiras individuais da XP CCTVM, corretora de títulos e valores mobiliários no Brasil, com saldos de demonstrações financeiras do Conglomerado Prudencial da XP que inclui outras entidades. Veja anexo C para explicação mais detalhada.

5. XP’s material weaknesses were identified years before XP says they were in its IPO prospectus

The Winkler Group is confusing (i) the disclosure in our Form F-1 in 2019 relating to material weaknesses in connection with the XP Inc. financial statements as of and for the year ended December 31, 2018, with (ii) the disclosure made in 2012 relating to material weaknesses in the individual financial statements of XP Securities LLC, our broker-dealer entity in the USA. There is no contradiction or connection between the material weaknesses we disclosed in our Form F-1 in 2019 relating to XP Inc. and its consolidated subsidiaries and the material weaknesses we disclosed in 2012 relating to XP Securities LLC.

O Winkler Group está confundindo (i) a afirmação que a XP Inc. fez no F-1 sobre material weakness (“MW”) em relação aos números do grupo XP Inc. de 2018, com (ii) o disclosure realizado em 2012 sobre MW nas demonstrações financeiras individuais da XP Securities LLC, broker dealer (corretora de valores) que funciona nos EUA. Não há qualquer contradição ou relação entre o MW de 2018 envolvendo o grupo XP Inc. e o MW de 2012 envolvendo a XP Securities.

6. XP fired its auditor after the auditor found material weaknesses in its financial reporting

This statement is incorrect. KPMG itself, which was replaced as our auditor by PwC in 2019, certified in a letter to the SEC (Exhibit 16 of our Form F-1) that: “there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements if not resolved to the satisfaction of KPMG Auditores Independentes would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 4(d) of Form F-1.”

It is common for companies (in Brazil and the US) to periodically switch auditors following long audit cycles and/or prior to an IPO. In addition, the switch from KPMG to PwC was carried out on the recommendation of our Audit Committee, which counts among its members highly qualified and independent directors. We switched auditors based on a technical assessment of the audit firm right for XP. In addition, no material weaknesses were identified in connection with KPMG’s audit of XP’s financial statements prior to the IPO, because, prior to the IPO, XP Inc. was not required to be audited in accordance with Public Company Accounting Oversight Board (PCAOB) standards – the audit standards necessary for financial statements to be used for a US IPO. The material weaknesses disclosed in the Form F-1 were identified in connection with PwC’s audit of XP’s financial statements prepared pursuant to PCAOB standards for the IPO.

A afirmação está incorreta. A própria KPMG, que foi substituída como nosso auditor externo pela PWC em 2019, certificou em uma carta para a SEC (Exhibit 16, Form F-1) que: “there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements if not resolved to the satisfaction of KPMG Auditores Independentes would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 4(d) of Form F-1.”.

É normal e saudável para empresas (no Brasil e nos Estados Unidos) que auditores sejam trocados periodicamente após ciclos longos auditando uma mesma empresa e/ou antes de um IPO. Além disso, a troca da KPMG pela PWC foi realizada após recomendação do nosso Comitê de Auditoria, que possui, dentre seus membros, pessoas altamente qualificadas e membros independentes. A justificativa da troca de auditor foi baseada em uma avaliação técnica da empresa de auditoria certa para a XP. Adicionalmente, nenhuma material weakness foi identificada pela KPMG na auditoria realizada anteriormente ao IPO, tendo em vista que antes do IPO não havia obrigação de a empresa ser auditada seguindo os padrões do Public Company Accounting Oversight Board / Sarbanes-Oaxley (PCAOB/SOX) – parâmetros de auditoria das demonstrações financeiras utilizadas em IPO nos Estados Unidos. As material weakness divulgadas no Form F-1 foram identificadas na auditoria realizada pela PWC preparadas de acordo com os parâmetros PCOB para o IPO.

7. XP’s ex-CFO was implicated in a penny stock manipulation scheme then promoted to the board of directors and audit committee

The former CFO of XP had no involvement in the referenced “scheme,” which was carried out by two individuals (who were XP customers at the time) through XPI CCTVM’s systems, netting them approximately R$64,000. The former CFO was not “implicated” in the scheme. He was charged only in his capacity as the responsible officer on behalf of XP, for an alleged failure to detect and prevent the scheme. Nonetheless, neither the former CFO nor XP were fined R$100,000.00 as is claimed in The Winkler Group’s report. Rather, the amounts were paid by them in connection with the Settlement Agreement (Termo de Compromisso) they entered into with the BSM (B3´s Market Supervision). Pursuant to the Settlement Agreement, XP, the former CFO and BSM agreed to archive the case without an analysis of its merits by the regulator and without an admission of guilt by the former CFO or XP. The case was closed on August 2016 and the settlement is considered immaterial.

O ex-CFO não teve qualquer envolvimento no mencionado “esquema”, que foi conduzido por duas pessoas (que eram clientes da XP) por meio dos sistemas da XP CCTVM, lhes gerando ganhos de aproximadamente R$ 64 mil. O ex-CFO não foi “implicado” no esquema. Ele somente foi acusado na qualidade de diretor da XP responsável, por ter supostamente falhado em detectar e evitar a conduta. De todo modo, nem o ex-CFO, nem a XP foram multados em R$ 100.000,00 cada como afirmado no Relatório. Referidos valores foram pagos por eles em cumprimento ao Termo de Compromisso celebrado com a BSM (Supervisão de Mercado da B3). Por meio do Termo de Compromisso, XP, o ex-CFO e a BSM concordaram em arquivar o processo sem qualquer análise de mérito pelo autorregulador e sem qualquer reconhecimento de culpa pelo ex-CFO e/ou pela XP. O caso foi encerrado em agosto/2016 e o termo de compromisso é considerado imaterial

8. XP’s new CFO claims he has held the job seven years despite just starting

It is clearly stated on page 180 of our Form F-1 that Bruno Constantino was appointed as our chief financial officer starting in November 2019. Please see Annex D for a more detailed explanation.

Está claro na página 180 do F-1 que o executivo Bruno Constantino tomou posse do cargo de CFO a partir de novembro de 2019. Veja anexo D para explicação mais detalhada.

9. XP was accused of knowingly violating securities laws and FINRA regulations in a $10 million lawsuit

This statement is incorrect. The Winkler Group report presents incorrect and inaccurate information described in a lawsuit filed by a former employee of XP Securities LLC who was dismissed in 2014. All charges were denied by XP Securities LLC and a settlement was reached between XP Securities LLC and the former employee in November 2014 for an immaterial amount. Details of the settlement agreement cannot be disclosed as they are subject to a confidentiality agreement between the parties. No wrongdoing on XP’s part was alleged by FINRA or other regulators in connection with the matter.

A afirmação não procede. O relatório buscou informações incorretas, falsas e imprecisas descritas numa ação judicial movida por um ex-empregado que foi demitido em 2014. Todas as acusações foram negadas pela XP e um acordo foi celebrado entre as partes em novembro de 2014 por um valor imaterial. Os detalhes de referido acordo não podem ser revelados por possuir obrigação de confidencialidade entre as partes. Não houve qualquer alegação de ato ilícito da XP pela FINRA (autoridade regulatória da indústria financeira nos EUA) ou outros reguladores neste caso.

10. XP acquired a company for 10x its market value from a businessman targeted in a Swiss bank money laundering probe

This statement is incorrect. XP Inc. has no relationship with the Swiss bank or the businessman involved in the money laundering probe. Marathon, a fund manager, was acquired for R$10 million and upon acquisition changed its name to XP Vista. The Winkler Group report confuses book value with market value. As Marathon had a book value of approximately R$1 million, goodwill of approximately R$9 million was generated, all in accordance with Brazilian law and applicable accounting standards. The fact that Marathon had a book value of R$1 million does not mean that its market value was R$1 million.

A afirmação está incorreta. A XP Inc. não tem qualquer relação com o banco suíço ou o empresário envolvido em investigação de lavagem de dinheiro. A aquisição da Marathon, gestora de recursos que trocou sua denominação para XP Vista, foi realizada por R$ 10 milhões. A Winkler aparentemente confunde valor patrimonial com valor de mercado. Como a empresa tinha um patrimônio líquido de aproximadamente R$ 1 milhão, foi gerado um ágio de aproximadamente R$ 9 milhões, tudo em conformidade com a legislação brasileira e os parâmetros contábeis aplicáveis. O fato de uma empresa ter como patrimônio líquido o valor de R$ 1 milhão não significa dizer que o valor de mercado dela é de R$ 1 milhão.

11. XP’s irregular accounting practices inflate tax deductible goodwill by 200%

This statement is incorrect. Applicable Brazilian tax rules allow goodwill (which is the amount of a company’s assets in excess of their book value) amortization over a minimum period (5 years) that is less than what applicable U.S. tax rules allow standards (15 years). Please see Annex E for a more detailed explanation.

A afirmação está incorreta. As regras fiscais brasileiras – aplicáveis neste caso – permitem amortização de ágio (que é o valor que se paga por uma empresa superior ao seu valor de patrimônio líquido) em período mínimo menor (5 anos) em relação ao aplicável nas regras fiscais americanas (15 anos). Veja anexo E para explicação mais detalhada.

12. XP did not disclose nearly $1 million in related party transactions in its IPO prospectus

This statement is incorrect. We believe all material information was disclosed in our Form F-1. The Winkler Group report mentions that (i) in the financial statements of XP Securities LLC, there are balances for transactions with related parties (being Itaú) that were disclosed; and (ii) these balances are not disclosed in the XP Inc.'s consolidated financial statements. This is not an error, since XP Securities LLC represented only 1.3% of the total consolidated assets of the XP Inc. group as of December 2018, and is therefore not material when we apply the accounting standards of the financial statements of the consolidated XP Inc. group.

A afirmação está incorreta. Acreditamos que todas as informações necessárias foram divulgadas no F-1. O relatório menciona que (i) nas demonstrações financeiras da XP Securities LLC há saldos de transações com partes relacionadas (com o Itaú) que foram divulgados; e (ii) esses saldos não são divulgados nas demonstrações financeiras consolidadas do grupo. Não há qualquer erro, visto que a XP Securities é uma entidade pouco representativa dentro do grupo da XP Inc. (representava apenas 1,3% dos ativos combinados do grupo em Dez/2018) e, portanto, não tem materialidade seguindo os padrões contábeis nas demonstrações financeiras do grupo consolidado.

13. XP made a broker who was allegedly fired for violating rules of its U.S. Compliance Chief

In Brazil, an IFA is the equivalent to an autonomous investment agent, and not to the desk operator (or broker). The exclusivity that exists in Brazil applies to IFAs - for certain products - and is not related to brokers. The broker referred to by the Winkler Group was dismissed in 2014. XP Inc. has had no relationship with him since his dismissal.

A exclusividade que existe no Brasil é aplicável ao IFA – para determinados produtos – e não está relacionada ao broker. A pessoa mencionada pelo Winkler Group foi desligada em 2014 e, desde então, a XP Inc não tem qualquer relação com ele.

14. XP is not disclosing R$100 million in system failures and errors in its IPO prospectus

This statement is incorrect. We believe all material information was disclosed in our Form F-1. The Winkler Group report mentions costs related to operational errors and indemnities for XPI CCTVM customers, indicating that in the financial statements for XPI CCTVM we have approximately R$100 million in expenses from 2016 to 2018, which “do not appear” in the XP Inc.’s consolidated financial statements. In fact, this is just a question of reallocating those expenses to the relevant line items in the income statement: in the XPI CCTVM financial statements, these expenses are recorded as “Expenses with operational errors”, whereas in the consolidated financial statements for XP Inc., part of these expenses are recorded as “Operating costs - operating losses and provisions”, part as “Operating costs - other costs” and part as “Other operating expenses - legal proceedings and agreements with customers.”

A afirmação está incorreta. Acreditamos que todas as informações foram divulgadas no F-1. O relatório menciona custos com erros operacionais e indenizações para clientes da XPI CCTVM, indicando que nas Demonstrações Financeiras da XPI CCTVM temos cerca de aproximadamente R$ 100 milhões de reais de gastos ao longo dos anos de 2016 a 2018, que “não aparecem” nas demonstrações financeiras consolidadas do grupo. Na verdade, é só uma questão de realocação entre linhas das Demonstrações de Resultado do Exercício (“DREs”): nas demonstrações financeiras da XPI CCTVM aparece tudo na linha de “Despesas com erros operacionais”, sendo que nas demonstrações financeiras do grupo consolidado aparece parte em “Operating costs – operating losses and provisions”, parte em “Operating costs – other costs” e parte em “Other operating expenses – legal proceedings and agreements with customers”.

15. XP’s CEO profited from harming clients then failed to disclose a R$5.47 million fine ahead of his book launch and IPO

At the time of the facts which form the subject of the proceeding, the CEO of XP was also Market Director, which is why he was included in the BSM Administrative Proceeding which resulted in this payment to a regulator. The statement that the CEO profited from harming clients is incorrect. The amount of R$5 million was paid to BSM as a Partial Settlement Agreement (and not as a fine), without an analysis of its merits by the regulator and without an admission of guilt by the CEO. Likewise, the statement that we failed to disclose the amount paid to BSM as a Settlement Agreement is incorrect. This amount of R$5 million was recorded in our financial statements as an expense and impacted the income statement. Given that the amount in question refers to the fulfillment of the Settlement Agreement entered into in 2018, such amount was paid and recorded in 2018 as “Legal proceedings and agreement with customers.” Please see Annex F for a more detailed explanation.

À época dos fatos objeto do processo, o CEO da XP acumulava o cargo de Diretor de Mercado, motivo pelo qual foi incluído no Processo Administrativo da BSM que resultou em tal pagamento ao regulador. Não é correto afirmar que o CEO da XP obteve ganhos por prejudicar clientes da XPI CCTVM. O valor de R$ 5 milhões foi pago à BSM a título de Termo de Compromisso parcial (e não de multa), sem que houvesse julgamento de mérito quanto aos fatos objeto do termo ou qualquer tipo de reconhecimento de culpa por parte do CEO. Da mesma forma, também não é correto afirmar que não divulgamos o valor pago à BSM a título de Termo de Compromisso nas demonstrações financeiras. Esse valor de cerca de R$ 5 milhões foi sim registrado como despesa e impactou a Demonstração de Resultados. A questão é que, tendo em vista que o valor em questão se refere ao cumprimento do Termo de Compromisso celebrado em 2018, seu pagamento ocorreu e foi contabilizado em 2018 na linha de “Legal proceedings and agreement with customers”. Veja Anexo F para a explicação mais detalhada.

ANNEX

ANEXOS

A. EPS (“Earning per share”)

We did in fact restate the financial statements of XP Inc. for the years 2016 and 2018 due to an error in the EPS (Earnings per Share) calculation, as disclosed in the confidential submissions of our Form F-1 in draft form, prior to the IPO. The adjustment made in 2016, the year in which we carried out a wide corporate reorganization, was made to reflect the correct average number of shares of the company. In addition, the adjustment made to the 2018 EPS was a correction considered immaterial under applicable accounting standards that would not of itself justify the restatement of the financial statements.

It should be noted that (i) the adjustments were made prior to the final filing of the Form F-1 used for the IPO (i.e. during the confidential submission stage where draft versions of the Form F-1 are submitted to the SEC), and were therefore known to investors participating in the IPO at the time of making their investment decision, (ii) it is typical during an IPO process for a company to adjust disclosure in response to SEC review and comments, so the adjustments were made in a transparent manner and prior to the offering (as all confidentially submitted draft versions of the F-1 are made public to Investors participating in the IPO).

De fato, fizemos o “restatement” (reapresentação) das demonstrações financeiras da XP Inc. referentes aos exercícios 2016 e 2018 em decorrência de um erro no cálculo do EPS (Earnings per Share), conforme divulgado durante o processo de registro de informações confidenciais do F-1, anteriormente ao IPO. O ajuste realizado em 2016, ano em que realizamos uma ampla reorganização societária, foi feito para refletir a quantidade correta do número médio de ações da companhia. Adicionalmente, o ajuste realizado para o EPS de 2018 reflete uma correção considerada imaterial e acordo com práticas contábeis aplicáveis que não justificaria isoladamente a reapresentação das demonstrações financeiras.

Cabe destacar que (i) os ajustes foram realizados antes do arquivamento do F-1 utilizado para o IPO (durante a etapa de pré-arquivamento, em que minutas foram submetidas à SEC e que foram, portanto conhecidas para os investidores que participarão do IPO no momento da tomada da decisão de investimento, (ii) é usual nos processos de IPO que a empresa emissora faça rodadas de ajustes em resposta à revisão e aos comentários realizados pela SEC, de modo que os ajustes foram realizados de forma totalmente transparente e sempre antes da oferta (tendo em vista que todos os registros confidenciais são divulgados para os investidores participantes do IPO.

B. XP’s contradictory financial statements reveal it may be overstating the value of its core asset by R$44 million

This statement is incorrect. It is important to clarify that there are different types of accounting principles (GAAP = Generally Accepted Accounting Principles) and that each one has different rules about how certain events should be accounted for, allowing balances of assets, liabilities, shareholders’ equity, income and expenses to be different. XP Inc. (the company that is listed on NASDAQ) is a holding company of a group of 27 different companies and, like the vast majority of listed companies from outside the US, publishes its financial statements in accordance with International Financial Reporting Standards (IFRS), as detailed in note 2 to the financial statements:

A afirmação está incorreta. É importante esclarecer que há diferentes tipos de princípios contábeis (GAAP = “Generally Accepted Accounting Principles”) e, cada um, apresenta diferentes regras sobre como determinados eventos devem ser contabilizados, o que permite com que saldos de ativos, passivos, patrimônio líquido, receita e despesas possam ser diferentes. A XP Inc. (a empresa que é listada na NASDAQ e é uma holding de um grupo com 27 empresas diferentes) e, assim como a grande maioria das empresas listadas que não sejam dos Estados Unidos, publica suas demonstrações financeiras seguindo o International Financial Standards (IFRS), conforme detalhado na nota 2 das demonstrações financeiras:

However, XP CCTVM, the broker-dealer in Brazil that is a wholly-owned subsidiary of XP Inc. (referred to as “its core asset” in the sentence), publishes its financial statements following “BACEN GAAP”, as required by the Brazilian Central Bank (BACEN) and as detailed in note 2 to the financial statements:

Já a XP CCTVM, a corretora brasileira que é uma subsidiária integral do grupo (referenciada como “its core asset” na frase), publica suas demonstrações financeiras seguindo o “BACEN GAAP”, conforme exigido pelo Banco Central brasileiro e conforme detalhado na nota 2 das demonstrações financeiras:

In the above statement, information in our Form F-1 is referenced, in which we describe the subsidiaries of XP Inc. and disclose what percentage of our consolidated total assets and total revenues each one represents. However, the calculation detailed in the statement is incorrect, given that a comparison is being made between the total balance of assets published in XPI CCTVM’s financial statements (R$14,007 million) – calculated in accordance with the accounting principles applicable to financial institutions, and issued by the Brazilian Central Bank (BACEN GAAP) – and the balance presented in the consolidated  financial statements of XP Inc. (R$14,050 million), calculated in accordance with IFRS. These are two accounting standards with several different accounting treatments, and there are no related errors.

No apontamento realizado, estão sendo mencionadas informações do F-1, no qual descrevemos as subsidiarias da XP Inc. e informamos quanto cada uma delas representa do total de ativos, e do total de receitas do consolidado do grupo. No entanto, o cálculo realizado está totalmente incorreto, dado que está sendo feita uma comparação entre o saldo total de ativos publicado nas demonstrações financeiras da XPI CCTVM (R$ 14,007 milhões) - apurados de acordo com os princípios contábeis aplicáveis à instituições financeiras, emitidos pelo Banco Central do Brasil (BACEN GAAP) - e o saldo apresentado para as demonstrações financeiras consolidadas da XP Inc (R$ 14,050 milhões), apurados em concordância com as normas internacionais de contabilidade (“IFRS” ou ”Internacional Financial Reporting Standards”). São dois GAAPs com diversas diferenças de tratamentos contábeis, sem existir qualquer erro relacionado ao tema.

C. XP’s internal audits reveal a R$38 million discrepancy in the annual revenue reported in one audit versus the following year’s audit of its core asset. XP’s internal audits reveal a R$167 million discrepancy in the annual cash flow from operations reported in one audit versus the following year’s audit of its core asset.

The Brazilian Central Bank requires the publication of financial statements not only of XP CCTVM (individual) but also of the Prudential Conglomerate, which is the combination of XP CCTVM with other entities in the XP group, which may vary each year and/or as requested by the Central Bank. In the statements above, the potential error values were calculated incorrectly, comparing (i) balances of the individual financial statements of XP CCTVM with (ii) balances of the financial statements of the Prudential Conglomerate.

In the first case, the incorrect comparison that generated a R$38 million difference was between balances of “income from financial intermediation” in 2016 obtained from: (i) 2017 financial statements of the Prudential Conglomerate (https://www.xpi.com. br/assets/documents/df-2017-2-prud.pdf), and (ii) XPI CCTVM 2016 individual financial statements (https://www.xpi.com.br/assets/documents/df-2016-2- en.pdf). The Prudential Conglomerate in 2016 was formed by the consolidation of XPI CCTVM with 6 other treasury funds and with Clear CTVM:

O Banco Central brasileiro exige a publicação de demonstrações financeiras não somente da XP CCTVM (individuais) como também do Conglomerado Prudencial, que é a combinação da XP CCTVM com outras entidades do grupo, que pode variar a cada ano e/ou conforme solicitação do Banco Central. Nas afirmações acima, os potenciais valores de erro foram calculados de forma equivocada, comparando-se (i) saldos das demonstrações financeiras individuais com (ii) saldos das demonstrações financeiras do Conglomerado Prudencial.

No primeiro caso, a comparação errada que gerou R$38 milhões de diferença foi entre saldos de “receitas da intermediação financeira” no ano de 2016 obtidos das: (i) Demonstrações financeiras de 2017 do Conglomerado Prudencial (https://www.xpi.com.br/assets/documents/df-2017-2-prud.pdf), e (ii) Demonstrações financeiras de 2016 individuais da XPI CCTVM (https://www.xpi.com.br/assets/documents/df-2016-2-en.pdf). O Conglomerado Prudencial em 2016 era formado pela consolidação da XPI CCTVM com outros 6 fundos de tesouraria e com a Clear CTVM:

We show below how there is no divergence when comparable financial statements are analyzed:

Mostramos abaixo como não há divergência quando as Demonstrações Financeiras comparáveis são analisadas:

XP CCTVM Individual Income Statement / Demonstrações Financeiras (DFs) individuais da XP CCTVM
Income Statement / DFs 2017	Income Statement / DFs 2016

Prudential Conglomerate Income Statement / Demonstrações Financeiras (DFs) do Conglomerado Prudencial
Income Statement / DFs 2017	Income Statement / DFs 2016

In the second case, the incorrect comparison that generated a difference of R$167 million was between balances of “net cash from operating activities” in 2017 obtained from: (i) 2017 financial statements of the Prudential Conglomerate (https: //www.xpi. com.br/assets/documents/df-2017-2-prud.pdf), and (ii) XPI CCTVM 2018 individual financial statements (https://www.xpi.com.br/assets/documents/df-2018- 2-en.pdf). The Prudential Conglomerate in 2017 was formed by the consolidation of XPI CCTVM with 5 other treasury funds:

No segundo caso, a comparação errada que gerou R$ 167 milhões de diferença foi entre saldos de “caixa líquido proveniente das atividades operacionais” no ano de 2017 obtidos das: (i) Demonstrações Financeiras de 2017 do Conglomerado Prudencial (https://www.xpi.com.br/assets/documents/df-2017-2-prud.pdf), e (ii) Demonstrações Financeiras de 2018 individuais da XPI CCTVM (https://www.xpi.com.br/assets/documents/df-2018-2-en.pdf). O Conglomerado Prudencial em 2017 era formado pela consolidação da XPI CCTVM com outros 5 fundos de tesouraria:

We show below how there is no divergence when comparable financial statements are analyzed:

Mostramos abaixo como não há divergência quando as Demonstrações Financeiras comparáveis são analisadas:

XP CCTVM Individual Cash Flow Statement / Demonstrações de Fluxo de Caixa (DFs) individuais da XP CCTVM
Cash Flow Statement / DFs 2018	Cash Flow Statement / DFs 2017

Prudential Conglomerate Cash Flow Statement / Demonstrações Financeiras (DFs) do Conglomerado Prudencial
Cash Flow Statement / DFs 2018	Cash Flow Statement / DFs 2017
N/A (this statement was not required to be publiished) (não foi requerida a publicação de DFs do Conglomerado Prudencial em 2018)

D. XP’s new CFO claims he has held the job seven years despite just starting

Incorrect statement. It is clearly stated on page 180 of our Form F-1 that Bruno Constantino was appointed as our chief financial officer starting in November 2019.

Afirmação errada. Está claro na página 180 do F-1 que Bruno Constantino tomou posse do cargo de CFO a partir de novembro de 2019:

E. XP’s irregular accounting practices inflate tax deductible goodwill by 200%

This statement is incorrect, given that goodwill was not overestimated. The aforementioned goodwill generated in the business combinations carried out by the XP Inc. group is due to transactions carried out by Brazilian companies, which are therefore subject to Brazilian tax rules and not to US tax rules. There is no accounting or tax impact related to the statement, given that particularities regarding the tax amortization rules in both countries were ignored: (i) United States - at least 15 years, and (ii) Brazil - at least 5 years, and that although goodwill accounting is being applied in accordance with IFRS (without amortization, but only with periodic impairment test), Brazilian companies could not fail to observe and apply local tax legislation, which is distinct from US tax legislation.

Apontamento não é verdadeiro, dado que não houve qualquer superestimação de ágio. O mencionado ágio gerado nas combinações de negócios realizadas pelo grupo é decorrente de transações efetuadas por empresas brasileiras, portanto, sujeitas as regras fiscais brasileiras e não às regras fiscais americanas. Não há qualquer impacto contábil ou fiscal decorrente do apontamento, dado que foram ignoradas particularidades referentes às regras de amortização fiscal nos dois países: (i) Estados Unidos - no mínimo 15 anos, e (ii) Brasil – no mínimo 5 anos, e que ainda que a contabilidade do ágio esteja sendo aplicada em concordância as IFRS (sem amortização, mas apenas com teste de impairment periódico), as empresas brasileiras não poderiam deixar de observar e aplicar a legislação fiscal local, que é distinta da legislação fiscal americana sob diversos aspectos.

F. XP’s CEO profited from harming clients then failed to disclose a R$5.47 million fine ahead of his book launch and IPO

At the time of the facts the subject of the proceeding, the CEO of XP was also Market Director, which is why he was included in the BSM Administrative Proceeding. The statement that the CEO profited from harming clients is incorrect.

The case mentioned in the report is Disciplinary Administrative Proceeding No. 12/2016, initiated by BSM against XP in October 2016, and whose object was to investigate the operation of the client facilitation mechanism. This mechanism (whose name was changed to Retail Liquidity Provider - RLP after regulation approved by CVM) is a product developed with the purpose of providing greater liquidity and improving the price of orders sent by retail customers.

On February 23, 2018, a partial Settlement Agreement (Termo de Compromisso) was signed, whereby part of the accusations listed in the proceeding were closed without an analysis of its merits by the regulator and without any admission of guilt. Through the Settlement Agreement, XP, together with the other defendants, paid a total amount of R$5 million, part of which (R$380 thousand) was used to compensate the allegedly harmed customers, according to a list presented by BSM itself. With regard to the part of the process that was not terminated by means of the Settlement Agreement, the BSM Supervisory Board decided to charge XP, by 5 votes to 3, understanding that in some situations, the XP CCTVM facilitation mechanisms would have caused customers to be injured. According to the decision, despite the R$18.5 million in benefits generated to facilitation customers, the mechanism would have caused a R$31 thousand inefficiency.

The proceeding has not yet been fully concluded, considering that the amount of the fine imposed on XP is currently under discussion.

Likewise, the statement that we failed to disclose the amount paid to BSM as a Settlement Agreement is incorrect. This amount of R$5 million was recorded in our financial statements as an expense and impacted the income statement. Given that the amount in question refers to the fulfillment of the Settlement Agreement entered into in 2018, such amount was paid and recorded in 2018 as “Legal proceedings and agreement with customers.”

À época dos fatos objeto do processo, o CEO da XP acumulava o cargo de Diretor de Mercado, motivo pelo qual foi incluído como um dos acusados. No entanto, não é correto afirmar que o CEO da XP obteve ganhos por prejudicar clientes da XPI CCTVM.

O caso mencionado no relatório é o Processo Administrativo Disciplinar nº 12/2016, instaurado pela BSM (órgão autorregulador vinculado a B3) contra a XP em outubro/2016, e que teve por objeto apurar o funcionamento do mecanismo de client facilitation. Tal mecanismo (cujo nome foi alterado para Provedor de Liquidez para o Varejo – RLP após a regulamentação aprovada pela CVM) trata-se de produto desenvolvido com a finalidade de prover maior liquidez e melhora de preço às ordens enviadas por clientes de varejo.

Em 23.02.2018, foi celebrado Termo de Compromisso parcial, por meio do qual parte das acusações formuladas no processo foram arquivadas sem julgamento de mérito, e sem qualquer tipo de reconhecimento de culpa pelos acusados. Por meio do Termo de Compromisso celebrado, a XP, em conjunto com os demais acusados, pagou um valor total de R$ 5 milhões, sendo que parte desse valor (R$ 380 mil) foi destinado para o ressarcimento dos clientes supostamente prejudicados, de acordo com relação apresentada pela própria BSM. No que diz respeito à parte do processo que não foi encerrada por meio de Termo de Compromisso, o Pleno do Conselho de Supervisão da BSM, por 5 votos a 3, condenou a XP, por ter entendido que, em algumas situações o mecanismo de facilitation da corretora teria causado preterimento de clientes. De acordo com a decisão, não obstante os R$ 18,5 milhões de benefícios gerados aos clientes pelo facilitation, o mecanismo teria causado R$ 31 mil de ineficiência.

O processo ainda não foi totalmente encerrado, tendo em vista que o valor da penalidade de multa aplicada à XP encontra-se atualmente em discussão.

Seja como for, também não é correto afirmar que não divulgamos o valor pago à BSM a título de Termo de Compromisso nas Demonstrações Financeiras. Esse valor de aproximadamente R$ 5 milhões foi sim registrado como despesa e impactou a Demonstração de Resultados. A questão é que, tendo em vista que o valor em questão se refere ao cumprimento do Termo de Compromisso celebrado em 2018, seu pagamento ocorreu e foi contabilizado em 2018 na linha de “Legal proceedings and agreement with customers”.